Filed Pursuant to Rule 433

Registration Statement No. 333-199573

Issuer Free Writing Prospectus dated October 30, 2014

Relating to Preliminary Prospectus Supplement dated October 30, 2014

KLA-Tencor Corporation

2.375% Senior Notes Due 2017

3.375% Senior Notes Due 2019

4.125% Senior Notes Due 2021

4.650% Senior Notes Due 2024

5.650% Senior Notes Due 2034

Pricing Term Sheet

Issuer:	KLA-Tencor Corporation

Format:	SEC Registered

Trade Date:	October 30, 2014

Settlement Date:	November 6, 2014 (T+5)

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. US Bancorp Investments, Inc. Wells Fargo Securities, LLC

Use of Proceeds:	We intend to use the net proceeds from this offering, together with borrowings of $750.0 million under the amortizing term loans to be provided under our Credit Agreement and cash on hand, (x) to fund the Special Dividend of approximately $2.75 billion, (y) subject to the closing of the Credit Facility, to redeem the $750.0 million outstanding principal amount of our Existing Notes (including the payment of associated redemption premiums, accrued interest and related fees and expenses) as promptly as practicable following the completion of this offering and (z) for other general corporate purposes, including repurchases of up to 16.6 million shares of our common stock pursuant to our stock repurchase program. We expect our Credit Facility to consist of the $750.0 million of amortizing term loans described above, which will be drawn upon the closing of the Credit Facility, and commitments for an unfunded revolving credit facility of $500.0 million. We plan to enter into the Credit Agreement concurrently with, or shortly after the completion of, this offering.

Security Description:	2.375% Senior Notes due 2017	3.375% Senior Notes due 2019	4.125% Senior Notes due 2021	4.650% Senior Notes due 2024	5.650% Senior Notes due 2034

Principal Amount:	$250,000,000	$250,000,000	$500,000,000	$1,250,000,000	$250,000,000

Coupon:	2.375%	3.375%	4.125%	4.650%	5.650%

Maturity:	November 1, 2017	November 1, 2019	November 1, 2021	November 1, 2024	November 1, 2034

Offering Price:	99.940% of face amount	99.991% of face amount	99.983% of face amount	99.748% of face amount	99.764% of face amount

Yield to Maturity:	2.396%	3.377%	4.128%	4.682%	5.670%

Spread to Treasury:	150 basis points	180 basis points	212.5 basis points	237.5 basis points	262.5 basis points

Benchmark Treasury Issue:	0.875% due October 15, 2017	1.750% due September 30, 2019	2.125% due September 30, 2021	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark Treasury Price:	99-30	100-26	100-25	100-19	106-13

Benchmark Treasury Yield:	0.896%	1.577%	2.003%	2.307%	3.045%

Ratings:	Baa2 (Moody’s) / BBB (S&P) / BBB- (Fitch)	Baa2 (Moody’s) / BBB (S&P) / BBB- (Fitch)	Baa2 (Moody’s) /BBB (S&P) / BBB- (Fitch)	Baa2 (Moody’s) / BBB (S&P) / BBB- (Fitch)	Baa2 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Interest Pay Dates:	May 1 and November 1, beginning May 1, 2015	May 1 and November 1, beginning May 1, 2015	May 1 and November 1, beginning May 1, 2015	May 1 and November 1, beginning May 1, 2015	May 1 and November 1, beginning May 1, 2015

Optional Redemption:	Make-whole call at T + 25 basis points	Make-whole call at T + 30 basis points; Par call on or after October 1, 2019	Make-whole call at T + 35 basis points; Par call on or after September 1, 2021	Make-whole call at T + 37.5 basis points; Par call on or after August 1, 2024	Make-whole call at T + 40 basis points; Par call on or after July 1, 2034

CUSIP:	482480 AB6	482480 AC4	482480 AD2	482480 AE0	482480 AF7

ISIN:	US482480AB63	US482480AC47	US482480AD20	US482480AE03	US482480AF77

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.